UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

 New Frontier Health Corporation

(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G6461G106
(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282
(212) 902-1000

With a copy to:

Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-IA

1	NAMES OF REPORTING PERSONS
WSCP VIII ESC Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
WSCP VIII Emp Onshore Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
WSCP VIII Emp Offshore Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
West Street Capital Partners VIII Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
West Street Capital Partners VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
West Street Capital Partners VIII - Parallel, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
West Street Capital Partners VIII Advisors, S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
WSCP VIII Offshore Investments, SLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
Goldman Sachs Asia Strategic II Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
West Street Private Markets 2021 Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
West Street Private Markets 2021, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0- (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0- (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on August 16, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.
This Amendment No. 1 is being filed to make updates and amendments to the Original Schedule 13D as follows:

Item 2. Identity and Background.
This Amendment amends Item 2 of the Original Schedule 13D by replacing in their entirety Schedules I, II-A, II-B and IV, incorporated therein by reference, with Schedules I, II-A, II-B and IV hereto, respectively, which Schedules I, II-A, II-B and IV are incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by the following:

On January 26, 2022, the Issuer and Merger Sub filed the Merger Agreement with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of January 26, 2022, pursuant to which the Merger became effective on January 26, 2022. As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$12.00 per Share in cash without interest, except for (a) Shares held by HoldCo, Parent, Merger Sub, the Issuer (as treasury shares) or any of their direct or indirect subsidiaries, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, (b) certain Shares held by the Rollover Securityholders, which were cancelled and ceased to exist in exchange for the right of each such holder or its designated entities to receive a corresponding amount of equity securities of HoldCo, and (c) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act, which were cancelled and ceased to exist in exchange for the right to receive only the payment of fair value of such Shares determined in accordance with Section 238 of the Cayman Islands Companies Act.

At the Effective Time, each Warrant that was issued and outstanding immediately prior to the Effective Time (other than the Warrants held by NFPH) was cancelled and ceased to exist in exchange for the right to receive US$2.70 per Warrant in cash without interest. In addition, in respect of each Warrant (other than the Warrants held by NFPH) for which the holder thereof had timely provided consent to the Warrant Amendment and had not revoked such consent prior to the deadline established by the Issuer for the warrantholders to submit consents, the holder of such Warrant will receive, for each such Warrant, a consent fee of US$0.30 in cash without interest.

In addition, at the Effective Time, the Issuer terminated the Issuer’s 2019 Omnibus Incentive Plan (the “Company Equity Plan”) and all relevant award agreements entered into under the Company Equity Plan, and (a) each Company Option granted by the Issuer pursuant to the Company Equity Plan, whether vested or unvested, that was outstanding prior to the Effective Time was cancelled in exchange for the right to receive, in accordance with the HoldCo Share Plan, an option to purchase the same number of HoldCo Shares as the total number of the Shares subject to such Company Option immediately prior to the Effective Time, at a per share exercise price equal to the applicable exercise price underlying the Company Option immediately prior to the Effective Time, subject to and in accordance with the terms of the Company Equity Plan and the relevant Company Option agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms); and (b) each Company RSU Award, whether vested or unvested, that was outstanding prior to the Effective Time was cancelled in exchange for the right to receive, in accordance with the HoldCo Share Plan, one restricted stock unit to acquire the same number of HoldCo Shares as the total number of Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to and in accordance with the terms of the Company Equity Plan and the relevant Company RSU Award agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms).

As a result of the Merger, the Shares and Warrants will no longer be listed on any securities exchange or quotation system, including the NYSE, and the Issuer will cease to be a publicly traded company. The Issuer has requested NYSE to file an application on Form 25 with the SEC notifying the SEC of the delisting of the Shares and Warrants on NYSE and the deregistration of the Issuer’s registered securities. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Issuer’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

   This Amendment amends and restates the first paragraph of Item 5 through the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:
(a) See the Cover Pages.
In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have investment discretion, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.
(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Ordinary Shares beneficially owned by such Reporting Person as indicated herein.
(c) Schedule IV sets forth transactions in the Ordinary Shares which were effected from November 23, 2021 through January 26, 2022, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Ordinary Shares described in Schedule IV were effected on the New York Stock Exchange, other national security exchanges or the over-the-counter market.
Except as set forth in Schedule IV hereto, no transactions in the Ordinary Shares were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I Schedule II-A and Schedule II-B, hereto, from November 23, 2021 through January 26, 2022.
(d) Not applicable.
(e) January 26, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth under Item 4 of this Amendment is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2022

The Goldman Sachs Group, Inc.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

Goldman Sachs & Co. LLC

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII ESC Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII Emp Onshore Investments, L.P.
By: WSCP VIII ESC Advisors, L.L.C., its General Partner

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII Emp Offshore Investments, L.P.
By: WSCP VIII ESC Advisors, L.L.C., its General Partner

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII - Parallel, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Capital Partners VIII Advisors, S.à r.l.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

WSCP VIII Offshore Investments, SLP
By: West Street Capital Partners VIII Advisors, S.à r.l., its General Partner

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

Goldman Sachs Asia Strategic II Pte. Ltd.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Private Markets 2021 Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

West Street Private Markets 2021, L.P.

By:	/s/ Crystal Orgill
Name: Crystal Orgill
Title: Attorney-in-fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Laurence Stein, who is a citizen of South Africa, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
Philip Berlinski	Global Treasurer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Drew G. Faust	Professor and Former President of Harvard University
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal
Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.; Former Chair and Chief Executive Officer of E.I. du Pont de Nemours and Company
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn Ruemmler	Executive Vice President and Chief Legal Officer And General Counsel of The Goldman Sachs Group, Inc.
Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.
Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
Jessica R. Uhl	Chief Financial Officer Royal Dutch Shell plc
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset Management Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing WSCP Onshore, WSCP Offshore, West Street, West Street Parallel, WSCP Offshore Investments, GS Asia and West Street Private.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104.  The business address of each of Michael Bruun, James Reynolds, Michele Titi-Cappelli and Jose Barreto is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Michael Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Nicole Agnew, Chris Kojima and Gregory Olafson are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy and Michael Hui is a citizen of the People’s Republic of China (Hong Kong permanent resident); Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Michael Bruun	Managing Director of Goldman Sachs International
Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
David Thomas	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International
Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC
Milton Millman	Managing Director of Goldman Sachs & Co. LLC
Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC
Chris Kojima	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC
Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC
Carmine Venezia	Managing Director of Goldman Sachs & Co. LLC
Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
Michael Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Jose Baretto	Managing Director of Goldman Sachs International
Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-B
The name, position and present principal occupation of each executive officer and director of (i) WSCP Advisors, the sole general partner of WSCP Onshore and WSCP Offshore, (ii) West Street Advisors, the sole general partner of West Street and West Street Parallel, (iii) West Street SARL, the sole general partner of WSCP Offshore Investments, and (iv) West Street Private Advisors, the sole general partner of West Street Private, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Joseph P. DiSabato, Mark Midle, Jason Kreuziger, and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of each of Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of each of Coleen Gasiewski, Kristopher Musselman, Scott Huff and Daniel Grugan is 4001 Kennett Pike, Suite 302, Wilmington, DE 19807. The business address of Jason Sneah is Boundary Hall, Cricket Square, PO Box 1093, Grand Cayman KY1-1102, Cayman Islands. The business address of each of Stephane Lachance, Constanze Schmidt and Paul Brogan is 12E, rue Guillaume Kroll, L-1882, Luxembourg.

All executive officers listed below are United States citizens, except as follows: Cedric Lucas is a citizen of France; Adrian M. Jones is a citizen of Ireland; Anthony Arnold is a citizen of the United Kingdom; Harsh Nanda is a citizen of India; David Campbell is a citizen of Australia; and Nicole Agnew and Sebastien Gagnon are citizens of Canada.
All directors listed below are United States citizens, except as follows: Jason Sneah and Stephane Lachance are citizens of Canada; Constanze Schmidt is a citizen of Germany; and Paul Brogan is a citizen of Ireland.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC
Darren Cohen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC
Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC
Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC
Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC
Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Hillel Moerman	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC
Laurie E. Schmidt	Vice President & Treasurer	Managing Director of Goldman Sachs & Co. LLC
Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC
Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jeffrey Bernstein	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC
David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC
Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC
Johanna Diaz	Vice President	Managing Director of Goldman Sachs & Co. LLC
Sebastien Gagnon	Vice President	Managing Director of Goldman Sachs & Co. LLC
Philip Grovit	Vice President	Managing Director of Goldman Sachs & Co. LLC
Ashwin Gupta	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christopher Kojima	Vice President	Managing Director of Goldman Sachs & Co. LLC
Jason Kreuziger	Vice President	Managing Director of Goldman Sachs & Co. LLC
Christina Sun Li	Vice President	Managing Director of Goldman Sachs & Co. LLC
Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Midle	Vice President	Managing Director of Goldman Sachs & Co. LLC
Antoine Munfa	Vice President	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC
Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC
Holger Staude	Vice President	Managing Director of Goldman Sachs & Co. LLC
Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC
Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC
Charles Cognata	Vice President	Managing Director of Goldman Sachs & Co. LLC
William Y. Eng	Vice President	Vice President of Goldman Sachs & Co. LLC
Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC
Clayton Wilmer	Vice President	Managing Director of Goldman Sachs & Co. LLC
Carey Ziegler	Vice President & Secretary	Managing Director of Goldman Sachs & Co. LLC
David Thomas	Vice President, Assistant Secretary &	Managing Director of Goldman Sachs & Co. LLC
Assistant General Counsel
Getty Chin	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Larry Kleinman	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC
Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC
Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC
Kerri Bagnaturo	Vice President	Vice President of Goldman Sachs & Co. LLC
Jason Sneah	Director	Vice President of Maples Fiduciary Services (Cayman) Limited
Coleen Gasiewski	Director	Vice President of Maples Fiduciary Services (Delaware) Inc.
Kristopher Musselman	Director	Vice President of Maples Fiduciary Services (Delaware) Inc.
Scott Huff	Director	Senior Vice President of Maples Fiduciary Services (Delaware) Inc.
Daniel Grugan	Director	Senior Vice President of Maples Fiduciary Services (Delaware) Inc.
Stephane Lachance	Director	Senior Vice President of MaplesFS (Luxembourg) S.A.
Constanze Schmidt	Director	Senior Vice President of MaplesFS (Luxembourg) S.A.
Paul Brogan	Director	Vice President of MaplesFS (Luxembourg) S.A.

SCHEDULE IV

Trade Date	Quantity	Buy (B)/Sell (S)	Executed Price
1/14/22	-13600.00	S	11.15
12/17/21	-500.00	S	11.62
1/7/22	566.00	B	11.14
12/15/21	-334.00	S	11.63
1/4/22	-2506.00	S	11.45
12/27/21	500.00	B	11.59
1/10/22	426.00	B	11.15
1/24/22	-32899.00	S	11.71
12/27/21	1700.00	B	11.59
12/3/21	51011.00	B	11.32
12/27/21	100.00	B	11.59
12/9/21	657.00	B	11.58
1/6/22	10.00	B	11.47
12/17/21	100.00	B	11.60
12/16/21	100.00	B	11.61
12/17/21	-500.00	S	11.62
12/27/21	200.00	B	11.59
12/17/21	500.00	B	11.62
12/17/21	-5830.00	S	11.62
12/17/21	100.00	B	11.58
1/21/22	37314.00	B	11.55
12/31/21	-3058.00	S	11.40
12/30/21	-386.00	S	11.45
12/27/21	400.00	B	11.59
12/30/21	3095.00	B	11.45
1/6/22	600.00	B	11.50
12/20/21	-2228.00	S	11.38
12/14/21	-1916.00	S	11.64
1/24/22	-100.00	S	11.86
11/23/21	-1442.00	S	10.79
11/23/21	1636.00	B	10.77
12/23/21	-312.00	S	11.38
1/6/22	300.00	B	11.52
12/27/21	17.00	B	11.59
12/31/21	-414.00	S	11.40
12/3/21	-74.00	S	11.29
1/6/22	459.00	B	11.54
12/28/21	-2486.00	S	11.58
12/27/21	-3284.00	S	11.59
1/21/22	-37314.00	B	11.55
1/4/22	2839.00	B	11.45
1/6/22	200.00	B	11.46
12/27/21	-444.00	S	11.59
11/29/21	16.00	B	11.08
1/4/22	-333.00	S	11.46
11/23/21	-194.00	S	10.67
1/26/22	3200.00	B	11.94
1/10/22	-426.00	S	11.15
12/31/21	3472.00	B	11.40
12/15/21	635.00	B	11.63
1/24/22	32899.00	B	11.71
1/6/22	100.00	B	11.52
11/24/21	-21.00	S	10.75
1/24/22	6.00	B	11.88
1/6/22	200.00	B	11.54
1/7/22	-4.00	S	11.14
12/6/21	88831.00	B	11.39
1/6/22	100.00	B	11.52
12/2/21	-21.00	S	11.05
12/13/21	-1.00	S	11.59
1/6/22	3.00	B	11.49
1/21/22	-5500.00	S	11.57
11/26/21	24.00	B	10.74
12/27/21	3728.00	B	11.59
1/24/22	48.00	B	11.86
12/27/21	100.00	B	11.59
12/27/21	2400.00	B	11.59
1/10/22	-5.00	S	11.15
1/21/22	-1300.00	S	11.80
12/27/21	933.00	B	11.59
12/27/21	100.00	B	11.59
1/14/22	13600.00	B	11.15
12/27/21	100.00	B	11.59
1/24/22	8.00	B	11.79
1/20/22	-5360.00	S	11.47
12/17/21	5230.00	B	11.62
12/27/21	100.00	B	11.59
12/27/21	1100.00	B	11.59
12/16/21	100.00	B	11.63
12/15/21	-301.00	S	11.63
12/27/21	100.00	B	11.59
1/3/22	-189.00	S	11.42
12/27/21	100.00	B	11.59
1/6/22	90.00	B	11.47
12/6/21	-88831.00	S	11.39
1/6/22	200.00	B	11.53
12/27/21	200.00	B	11.59
12/27/21	100.00	B	11.59
1/21/22	38614.00	B	11.56
1/26/22	-3200.00	S	11.94
12/20/21	-472.00	S	11.38
12/27/21	100.00	B	11.59
12/14/21	2175.00	B	11.64
1/6/22	100.00	B	11.46
1/21/22	-688.00	S	11.53
12/17/21	5730.00	B	11.62
1/12/22	-7752.00	S	11.16
1/20/22	-980.00	S	11.42
1/3/22	-1398.00	S	11.42
1/20/22	6340.00	B	11.46
12/27/21	100.00	B	11.59
1/6/22	100.00	B	11.47
1/21/22	-31126.00	S	11.55
12/17/21	100.00	B	11.60
1/6/22	100.00	B	11.51
12/17/21	-4700.00	S	11.62
1/12/22	7752.00	B	11.16
1/6/22	557.00	B	11.47
1/3/22	1587.00	B	11.42
12/27/21	850.00	B	11.59
12/27/21	1100.00	B	11.59
12/13/21	1.00	B	11.63
12/17/21	-530.00	S	11.62
1/6/22	100.00	B	11.52
1/24/22	-48.00	S	11.86
1/24/22	-32899.00	S	11.71
12/6/21	217.00	B	11.39
12/30/21	-2709.00	S	11.45
12/15/21	-1.00	S	11.65
12/14/21	-259.00	S	11.62
1/7/22	-566.00	S	11.14
12/20/21	2700.00	B	11.38
12/27/21	100.00	B	11.59
12/2/21	-800.00	S	11.07
12/27/21	200.00	B	11.59
1/24/22	32999.00	B	11.71
12/27/21	100.00	B	11.59
12/31/21	-1.00	S	11.37
12/16/21	100.00	B	11.59
12/27/21	200.00	B	11.59
12/3/21	-51011.00	S	11.32
12/27/21	280.00	B	11.58